DORSEY
DORSEY & WHITNEY LLP

August 2, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

None

B. Information filed by the Company with the Toronto Stock Exchange

- Form 1, filed on August 2, 2007 pursuant to TSX Company Manual section 605 and Appendix H.

C. Information which the Company has distributed to its security holders

None

dw 8/10

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 416.367.7370 • F 416.367.7371
CANADA TRUST TOWER • BCE PLACE • 161 BAY STREET • SUITE 4310 • P.O. BOX 512 • TORONTO, ONTARIO, CANADA M5J 2S1
USA CANADA EUROPE ASIA

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

DORSEY
DORSEY & WHITNEY LLP

August 2, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

None

B. Information filed by the Company with the Toronto Stock Exchange

- Form 1, filed on August 2, 2007 pursuant to TSX Company Manual section 605 and Appendix H.

C. Information which the Company has distributed to its security holders

None

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	07/01/2007 - 08/02/2007

Summary

Issued & Outstanding Opening Balance :	155,077,530	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Directors' Shares in Lieu of Cash Compensation Plan	11,453		
Long Term Incentive Plan	539,524		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	155,628,507		

Directors' Shares in Lieu of Cash Compensation Plan

Opening Reserve		**15,507,753**	As at :	07/23/2007
Effective Date	**Securities Listed**	**Securities Issued**		
07/23/2007		11,453		
Totals	0	11,453		
Closing Reserve:		**15,496,300**	As at :	08/02/2007

Long Term Incentive Plan

Opening Reserve		**7,005,005**	As at :	07/23/2007
Effective Date	**Securities Listed**	**Securities Issued**		
08/01/2007		539,524		
Totals	0	539,524		
Closing Reserve:		**6,465,481**	As at :	08/02/2007

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
Totals		0

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	08/02/2007
Last Updated:	08/02/2007

END